Exhibit 99.1

Sunstream Opportunities LP Receives Investment Grade Credit Rating

CALGARY, AB, Jan. 24, 2022 /CNW/ - Sunstream Opportunities LP, an affiliate of Sunstream Bancorp Inc., a joint venture sponsored by Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial"), has been assigned an investment grade rating of BBB+ by Egan-Jones Ratings Company, an independent, unaffiliated rating agency.

"The investment grade credit rating assigned from Egan-Jones is a testament to the strong track record of Sunstream Opportunities LP's existing credit portfolio, which comprises over CAD$375 million of investments thus far," said Zach George, CEO of Sundial.

Egan-Jones is a Nationally Recognized Statistical Ratings Organization and is recognized by the National Association of Insurance Commissioners as a Credit Rating Provider. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

About Sundial Growers Inc.

Sundial is a public company with its shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Sunstream (CNW Group/Sundial Growers Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/sunstream-opportunities-lp-receives-investment-grade-credit-rating-301466292.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/24/c0285.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 24-JAN-22